Rule 12g3-2(b) File No. 82-34680

July 31, 2007

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated July 30, 2007 (Consolidated basis. USGAAP) [English translation].

2. Press Release dated July 30, 2007 referring to "Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)" [English translation].

3. Press Release dated July 30, 2007 referring to "Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)" [English translation].

Dlw 8/7

4. Press Release dated July 30, 2007 referring to "Final Agreement concerning Strategic Joint Business in Leasing and Auto Leasing Businesses and Merger Agreement of the Two Businesses" [English translation].

5. Press Release dated July 31, 2007 referring to "Sumitomo Corporation Announces the Exercise Price of Stock Options" [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Highlights of consolidated quarterly results 2007 (Three-month period ended June 30, 2007)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Three months ended June 30, 2007	Three months ended June 30, 2006	increase/(decrease) amount	increase/(decrease) percentage	Annual targets (announced in April 2007) amount	Annual targets achievement
Gross profit	2,225	2,025	200	10%	9,600	23%
Other income (expenses) :						
Selling, general and administrative expenses	(1,575)	(1,437)	(138)	(10%)	(6,800)	23%
Personnel expenses	*(820)*	*(752)*	*(69)*	*(9%)*		
Facility related expenses	*(270)*	*(237)*	*(33)*	*(14%)*		
Other	*(485)*	*(448)*	*(36)*	*(8%)*		
Interest expense, net of interest income	(103)	(73)	(30)	(41%)	(430)	24%
Dividends	68	58	10	17%	150	45%
Equity in earnings of associated companies, net	57	139	(81)	(59%)	770	7%
Settlements on copper trading litigation	-	96	(96)	-		
(Provision for) reversal of allowance for doubtful receivables	(21)	17	(38)	-		
Gain on property and equipment, net	1	6	(5)	(91%)	500	28%
Gain on marketable securities and other investments, net	161	13	148	-		
Other, net	(3)	(7)	4	56%		
Total other income (expenses)	(1,414)	(1,188)	(226)	(19%)	(5,810)	24%
Income before income taxes and minority interests in earnings of subsidiaries	811	837	(26)	(3%)	3,790	21%
Income taxes	(281)	(297)	16	5%	(1,320)	21%
Income before minority interests in earnings of subsidiaries	530	540	(10)	(2%)	2,470	21%
Minority interests in earnings of subsidiaries, net	(16)	(9)	(7)	(73%)	(120)	13%
Net income	514	531	(17)	(3%)	2,350	22%
Total trading transactions	27,533	24,896	2,638	11%	112,000	25%
Operating income	629	605	24	4%	2,730	23%
Basic profit (Calculation for reference)*	420	477	(56)	(12%)	2,257	19%

(The annual target of 500 / 28% is bracketed for the items from Settlements on copper trading litigation through Other, net.)

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary of the results for the three months (April 1, 2007-June 30, 2007) in comparison with the same period of the previous year

Gross profit

<Businesses which contributed to the increase>
- Steel service center operations and steel plates trading business
- IPP* business mainly in Asia
- Summit, Inc. (food supermarket chain)
- Sales of Condominium

*Independent Power Producer

Selling, general and administrative expenses

- Increase in personnel expenses due to the expansion of business activities at subsidiaries

Interest expense, net of interest income

	Three months ended June 30, 2007	Three months ended June 30, 2006	increase/(decrease)
Interest income	83	64	20
Interest expense	(186)	(137)	(49)
Total	(103)	(73)	(30)

- Rise in interest rates

Equity in earnings of associated companies, net

- Strong performance in Sumisho Lease Co., Ltd., which we increased our shares in equity, Jupiter Telecommunications Co., Ltd. (J:COM) and copper business in the Americas
- Hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia

(Provision for) reversal of allowance for doubtful receivables

- Increase due to business expansion of automobile finance business in Asia

Gain on marketable securities and other investments, net

- Value realizations through replacement of assets

Basic profit

- Includes 14 billion yen hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia

Reference		Three months ended June 30, 2007	Three months ended June 30, 2006
Foreign exchange (Yen/US$)	(Apr.-Jun.)	121.58	113.97
Interest (YEN LIBOR6M)	(Apr.-Jun.)	0.75%	0.30%
Interest (US$ LIBOR6M)	(Apr.-Jun.)	5.4%	5.3%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Mar.)	69	62

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Unit: 100 millions of yen (rounded to the nearest 100 million) *Sumitomo Corporation*

Segment Information	Gross profit			Net income			Summary (Net income)
	Three months ended June 30, 2007	Three months ended June 30, 2006	increase/ (decrease)	Three months ended June 30, 2007	Three months ended June 30, 2006	increase/ (decrease)	
Metal Products	210	182	27	74	64	10	- Strong performances in Steel service center operations and steel plates trading business
Transportation & Construction Systems	362	342	21	79	67	13	- Strong performances in automobile and construction equipment businesses
Infrastructure	104	58	46	45	28	17	- Strong performance in IPP business mainly in Asia
Media, Network & Lifestyle Retail	293	267	27	17	12	5	- Strong performances in J:COM and Summit, Inc.
Chemical & Electronics	118	116	2	20	15	5	- Strong performance in agricultural chemicals business - Decreased earnings in Cantex Inc. (PVC pipe business in the U.S.)
Mineral Resources & Energy	100	109	(9)	27	44	(16)	- Strong performance in copper business in the Americas - Hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia - Capital gain through sales of stocks
General Products & Real Estate	321	284	37	49	40	10	- Strong performances in condominium sales and banana business
Financial & Logistics	74	87	(12)	15	29	(14)	- Decreased earnings in commodity trading business
Domestic Regional Business Units and Offices	101	93	8	23	12	11	- Strong performance in metal products business
Overseas Subsidiaries and Branches	522	533	(11)	107	107	1	
Segment Total	2,206	2,070	136	457	416	41	
Corporate and Eliminations	19	(45)	64	56	114	(58)	- Received settlement on copper trading litigation in the same period of the previous year
Consolidated	2,225	2,025	200	514	531	(17)	

From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on April 1st, 2007.
The operating segment information of the same period of the previous year have also been reclassified.

Financial Position	As of June 30, 2007	As of March 31, 2007	increase/ (decrease)
Total assets	86,175	84,305	1,870
Total shareholders' equity	14,925	14,731	194
Shareholders' equity ratio	17.3%	17.5%	(0.2pt)
Interest-bearing liabilities, net	29,594	29,133	461
Debt-equity ratio, net (times)	2.0	2.0	-

Summary

≪Total assets≫
- Increase due to depreciation of yen and increase in unrealized gains on marketable securities

≪Total shareholders' equity≫
- Increases in retained earnings and unrealized holding gains on securities available-for-sale
- Decrease caused by purchase of treasury stock for the stock exchange regarding the business restructuring of Jupiter TV

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of June 30, 2007			increase/(decrease) from June 30, 2006		
	Profit	Loss	Total	Profit	Loss	Total
Japan	218	59	277	39	(19)	20
Overseas	542	96	638	54	(29)	25
Total	760	155	915	93	(48)	45
(Profit-making company ratio)			83%			+6pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Three month ended June 30, 2007			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	194	(20)	174	38	2	40
Overseas	307	(154)	153	8	(132)	(124)
Total	501	(174)	327	47	(130)	(84)

July 30, 2007

Consolidated quarterly results FY2007 (Three-month period ended June 30, 2007)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Susumu Kato
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the three-month period ended June 30, 2007

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ (decrease))	Net income	(increase/ (decrease))
Three months ended	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
June 30, 2007	2,753,339	10.6	62,942	4.0	81,069	(3.1)	51,368	(3.2)
June 30, 2006	2,489,555	10.9	60,497	39.4	83,652	35.0	53,051	40.4
Year ended March 31, 2007	10,528,277		239,748		331,929		211,004	

	Net income per share (basic)	Net income per share (diluted)
Three months ended	(yen)	(yen)
June 30, 2007	42.29	42.28
June 30, 2006	42.63	42.63
Year ended March 31, 2007	169.93	169.90

[Note] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of June 30, 2007	8,617,474	1,492,534	17.3	1,239.54
As of June 30, 2006	6,544,583	1,314,159	20.1	1,056.09
As of March 31, 2007	8,430,477	1,473,128	17.5	1,192.35

2. Targets (fiscal year ending March 31, 2008)

The Company has not reviewed the targets.

3. Others

(1) Increase/decrease of important subsidiaries during the fiscal year: None

(2) Adoption of simplified method in accounting procedures: None

(3) Changes in accounting policies: None

Management results

1. Operating results

Total trading transactions[1] for the three-month period ended June 30, 2007 amounted to 2,753.3 billion yen representing 10.6% growth from the same period of the previous year.

Gross profit increased by 20.0 billion yen to 222.5 billion yen. Such businesses as steel service center operations and steel plate trading business (Metal Products Business Unit (BU)), IPP[2] business mainly in Asia (Infrastructure BU), food supermarket chain Summit, Inc. (Media, Network & Lifestyle Retail BU), and condominium sales business (General Products & Real Estate BU) showed strong performances.

Selling, general and administrative expenses increased by 13.8 billion yen to 157.5 billion yen mainly due to the expansion of business bases at our subsidiaries.

As a result, operating income increased by 2.4 billion yen to 62.9 billion yen.

Equity in earnings of associated companies decreased 8.1 billion yen to 5.7 billion yen. The decrease is due to the hedge[3] evaluation losses of 14.0 billion yen on silver-zinc-lead mining project in Bolivia.

Gain on sales of marketable securities and other investments increased by 15.0 billion yen to 16.4 billion yen from value realization through the replacement of assets.

As a result, net income for the three-month period ended June 30, 2007 totaled 51.4 billion yen.

2. Financial position

Total assets increased 187.0 billion yen to 8,617.5 billion yen from March 31, 2007, mainly due to the depreciation of yen and increase in unrealized gains on marketable securities.

Shareholders' equity amounted to 1,492.5 billion yen, improved by 19.4 billion yen. Increases in retained earnings and unrealized holding gains on securities available-for-sale contributed to the improvement, while the purchase of treasury stock prepared for the stock exchange for the purpose of business restructuring of Jupiter TV Co., Ltd. made a negative effect. As a result, shareholders' equity ratio was 17.3%.

---

[1] Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose.

[2] IPP: Independent Power Producer

[3] The hedging transactions are one of the conditions for the project finance and fix a part of products sales prices over 7 years. As the commodity prices have risen high after our entry into this project, we recognized evaluation losses of 14.0 billion yen, or 8.3 billion yen after tax, at the end of this period. As hedge accounting is not applicable to this transaction, these evaluation losses were recorded ahead of the production sales. Therefore, these hedge evaluation losses have no impact on long-term profitability of this project.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of June 30, 2007 (Unaudited) and March 31, 2007

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2007	March 31, 2007	June 30, 2007
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 445,507	¥ 436,814	$ 3,622
Time deposits	7,149	5,514	58
Marketable securities	19,893	17,304	162
Receivables-trade			
Notes and loans	300,783	292,630	2,445
Accounts	1,767,455	1,722,118	14,370
Associated companies	101,461	100,014	825
Allowance for doubtful receivables	(14,066)	(13,594)	(114)
Inventories	750,394	757,473	6,101
Deferred income taxes	32,343	39,314	263
Advance payments to suppliers	63,507	55,617	516
Assets held for sale	1,567,325	1,516,385	12,742
Other current assets	171,918	228,161	1,398
Total current assets	5,213,669	5,157,750	42,388
Investments and long-term receivables:			
Investments in and advances to associated companies	570,792	559,537	4,641
Other investments	904,831	833,825	7,356
Long-term receivables	698,503	706,107	5,679
Allowance for doubtful receivables	(28,911)	(28,454)	(235)
Total investments and long-term receivables	2,145,215	2,071,015	17,441
Property and equipment, at cost less accumulated depreciation	899,420	864,691	7,312
Goodwill and other intangible assets	264,263	255,526	2,148
Prepaid expenses, non-current	51,179	47,428	416
Deferred income taxes, non-current	11,515	11,632	94
Other assets	32,213	22,435	262
Total	¥ 8,617,474	¥ 8,430,477	$ 70,061

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥123=US$1.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of June 30, 2007 (Unaudited) and March 31, 2007

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2007	March 31, 2007	June 30, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 512,109	¥ 461,931	$ 4,163
Current maturities of long-term debt	430,251	416,491	3,498
Payables-trade			
Notes and acceptances	107,506	107,865	874
Accounts	1,118,633	1,103,839	9,095
Associated companies	37,697	38,654	306
Income taxes	34,721	54,919	282
Accrued expenses	85,465	103,755	695
Advances from customers	90,485	79,152	736
Liabilities associated with assets held for sale	1,344,981	1,329,288	10,935
Other current liabilities	165,348	151,509	1,344
Total current liabilities	3,927,196	3,847,403	31,928
Long-term debt, less current maturities	2,790,069	2,764,352	22,684
Accrued pension and retirement benefits	10,614	9,835	86
Deferred income taxes, non-current	272,028	239,507	2,212
Minority interests	125,033	96,252	1,017
Shareholders' equity:			
Common stock	219,279	219,279	1,783
Additional paid-in capital	279,708	279,711	2,274
Retained earnings			
Appropriated for legal reserve	17,696	17,696	144
Unappropriated	784,152	755,159	6,375
	801,848	772,855	6,519
Accumulated other comprehensive income	284,872	222,290	2,316
Treasury stock, at cost	(93,173)	(21,007)	(758)
Total shareholders' equity	1,492,534	1,473,128	12,134
Total	¥ 8,617,474	¥ 8,430,477	$ 70,061

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥123=US$1.

Consolidated Statements of Income

Sumitomo Corporation and Subsidiaries
For the three-month periods ended June 30, 2007 and 2006
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2007	2006	2007
Revenues:			
Sales of tangible products	¥ 645,765	¥ 605,525	$ 5,250
Sales of services and others	152,521	131,458	1,240
Total revenues	798,286	736,983	6,490
Cost:			
Cost of tangible products sold	534,499	500,733	4,345
Cost of services and others	41,311	33,800	336
Total cost	575,810	534,533	4,681
Gross profit	222,476	202,450	1,809
Other income (expenses):			
Selling, general and administrative expenses	(157,459)	(143,692)	(1,280)
Settlements on copper trading litigation	-	9,629	-
(Provision for) reversal of allowance for doubtful receivables	(2,075)	1,739	(17)
Gain on sale of property and equipment, net	52	550	0
Interest income	8,334	6,379	68
Interest expense	(18,586)	(13,660)	(151)
Dividends	6,776	5,783	55
Other than temporary impairment losses on securities	(210)	-	(2)
Gain on sale of marketable securities and other investments, net	16,357	1,329	133
Equity in earnings of associated companies, net	5,719	13,867	47
Other, net	(315)	(722)	(3)
Total other income (expenses)	(141,407)	(118,798)	(1,150)
Income before income taxes and minority interests in earnings of subsidiaries	81,069	83,652	659
Income taxes	28,100	29,676	228
Income before minority interests in earnings of subsidiaries	52,969	53,976	431
Minority interests in earnings of subsidiaries, net	(1,601)	(925)	(13)
Net income	¥ 51,368	¥ 53,051	$ 418
Disclosure of comprehensive income:			
Net income for the period	¥ 51,368	¥ 53,051	$ 418
Other comprehensive income (loss), net of tax:			
Net unrealized holding gains (losses) on securities available-for-sale	36,974	(20,818)	300
Foreign currency translation adjustments	24,273	(1,152)	197
Net unrealized gains (losses) on derivatives	352	(1,130)	3
Pension liability adjustments	983	-	8
Comprehensive income for the period	¥ 113,950	¥ 29,951	$ 926
Total trading transactions	¥ 2,753,339	¥ 2,489,555	$ 22,385

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥123=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
For the three-month periods ended June 30, 2007 and 2006
(Unaudited)

Operating segments:

2007: Segment		Millions of Yen Gross profit		Net income		As of June 30 Segment assets		Total trading transactions
Metal Products	¥	20,981	¥	7,420	¥	828,572	¥	478,955
Transportation & Construction Systems		36,237		7,939		1,158,953		400,779
Infrastructure		10,352		4,478		470,913		87,170
Media , Network & Lifestyle Retail		29,348		1,735		549,186		112,650
Chemical & Electronics		11,811		2,023		391,903		272,282
Mineral Resources & Energy		10,020		2,714		756,709		623,299
General Products & Real Estate		32,077		4,943		744,129		228,250
Financial & Logistics		7,434		1,472		386,803		29,423
Domestic Regional Business Units and Offices		10,106		2,269		477,717		255,059
Overseas Subsidiaries and Branches		52,239		10,727		1,063,687		550,537
Segment Total		220,605		45,720		6,828,572		3,038,404
Corporate and Eliminations		1,871		5,648		1,788,902		(285,065)
Consolidated	¥	222,476	¥	51,368	¥	8,617,474	¥	2,753,339

2006: Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	18,239	¥	6,428	¥	799,211	¥	398,544
Transportation & Construction Systems		34,168		6,687		1,140,692		412,065
Infrastructure		5,751		2,771		472,603		60,119
Media , Network & Lifestyle Retail		26,671		1,189		513,927		102,845
Chemical & Electronics		11,612		1,481		390,521		237,359
Mineral Resources & Energy		10,928		4,355		726,421		468,718
General Products & Real Estate		28,359		3,992		741,721		211,988
Financial & Logistics		8,656		2,879		430,059		55,479
Domestic Regional Business Units and Offices		9,283		1,172		508,777		238,987
Overseas Subsidiaries and Branches		53,331		10,650		1,035,653		532,720
Segment Total		206,998		41,604		6,759,585		2,718,824
Corporate and Eliminations		(4,548)		11,447		1,670,892		(229,269)
Consolidated	¥	202,450	¥	53,051	¥	8,430,477	¥	2,489,555

2007: Segment		Millions of U.S.Dollars Gross profit		Net income		As of June 30 Segment assets		Total trading transactions
Metal Products	$	171	$	60	$	6,736	$	3,894
Transportation & Construction Systems		295		65		9,422		3,258
Infrastructure		84		36		3,829		709
Media , Network & Lifestyle Retail		239		14		4,465		916
Chemical & Electronics		96		17		3,186		2,214
Mineral Resources & Energy		81		22		6,152		5,067
General Products & Real Estate		261		40		6,050		1,856
Financial & Logistics		60		12		3,145		239
Domestic Regional Business Units and Offices		82		19		3,884		2,073
Overseas Subsidiaries and Branches		425		87		8,648		4,476
Segment Total		1,794		372		55,517		24,702
Corporate and Eliminations		15		46		14,544		(2,317)
Consolidated	$	1,809	$	418	$	70,061	$	22,385

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥123=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on Apirl 1st, 2007.
The operating segment information of the same period of the previous year have also been reclassified.

For Immediate Release

July 30, 2007

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to issue new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan. The specific terms of the stock options issue are as follows:

1. The reason to issue New Share Acquisition Rights

So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to issue new share acquisition rights.

2. Name of the New Share Acquisition Rights

Sumitomo Corporation, the Sixth Stock Acquisition Rights

3. Total number of New Share Acquisition Rights to be issued

The total number of new share acquisition rights to be issued shall be 1,960. The total number of rights to be allocated to the Directors shall be 670. (100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4.below, the same adjustments shall also be made here.)

4. Type and number of shares subject to New Share Acquisition Rights

The number of shares subject to new share acquisition rights shall be 196,000 of the Company's common shares, of which new share acquisition rights covering of 67,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. The need for payment in consideration of New Share Acquisition Rights

The new share acquisition rights will be issued without consideration.

6. Issue date of New Share Acquisition Rights

July 31, 2007

7. Persons to whom New Share Acquisition Rights may be allocated

Directors, Executive Officers and Corporate Officers under the Company's qualification system, 85 persons in total

8. Value of the assets to be contributed upon exercise of the New Share Acquisition Rights

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares per new share acquisition right, which is established in item 3.above.

The Exercise Price shall be JPY 2,415. However, if the Exercise Price as so computed would be less than the closing price for transactions in the Company's

common shares on the Tokyo Stock Exchange on July 31, 2007, on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

9. Term during which the New Share Acquisition Rights can be exercised

From April 1, 2008 to June 30, 2012

10. Conditions on exercise of New Share Acquisition Rights

(1) A person that has been allocated new share acquisition rights (the "Grantee") must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(2) Even before expiration of the exercise period, under the following circumstances of i, ii or iii, Grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.

i. When the Grantee has been sentenced to imprisonment or severer penalty.

ii. When the Grantee of the new share acquisition rights passes away.

iii. When the Grantee has offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(3) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit.

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the acquisition of New Share Acquisition Rights by assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

13. Provisions governing the redemption of New Share Acquisition Rights by the company

When the Grantee has not met the conditions of item 10.(1) above, falls under each condition of item 10.(2) above, or cannot for other reason exercise such rights, the Company may redeem such new share acquisition rights without compensation.

14. Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantee of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4.above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

To be determined in accordance with item 8.above upon consideration of such factors as the conditions of the Reorganizations.

(5) Term during which the new share acquisition rights can be exercised:

From the later of either the starting date of the term in which the Existing New Share Acquisition Rights stipulated in item 9.above can be exercised or the date on which the Reorganization takes effect, through the last date on which the Existing New Share Acquisition Rights stipulated in item 9.above could have been exercised.

(6) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11.above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13.above.

(9) Other conditions on exercise of new share acquisition rights:

To be determined in accordance with item 10.above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid as if such exercises were made on April 1, if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation

1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

RECEIVED

2007 AUG -1 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

July 30, 2007

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan. The specific terms of stock options issue are as follow:

1. The reason to issue New Share Acquisition Rights

The Company issues new share acquisition rights in the form of stock options for a stock-linked compensation plan to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers, as well as to enhance the sharing of value with all our shareholders.

2. Name of the New Stock Acquisition Rights

Sumitomo Corporation, the Second Stock Acquisition Rights for a Stock-linked Compensation Plan.

3. **Total number of New Share Acquisition Rights to be issued**

The total number of new share acquisition rights to be issued shall be 944.

The total number of rights to be allocated to the Directors shall be 537, including 31 rights of three newly appointed Directors for the value of working as the Executive Officers (from April 1,2007 to June 22,2007)

(100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4. above, the same adjustments shall also be made here.)

4. **Type and number of shares subject to New Share Acquisition Rights**

The number of shares subject to new share acquisition rights shall be 94,400 of the Company's common shares, of which new share acquisition rights covering of 53,700 shares shall be allocated to the Company's Directors , including 3,100 shares of the three newly appointed Directors for the value of working as the Executive Officers (from April 1,2007 to June 22,2007)

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. **The need for payment in consideration of New Share Acquisition Rights**

The new share acquisition rights will be issued without consideration.

6. **Issue date of New Share Acquisition Rights**

July 31, 2007

7. **Persons to whom New Share Acquisition Rights may be allocated**

Directors and Executive Officers, 32 persons in total.

8. **Value of the assets to be contributed upon exercise of the New Share Acquisition Rights**

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the

number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

9. Term during which the New Share Acquisition Rights can be exercised

10 years from the day following the day on which a person that has been allocated new share acquisition rights (the "Grantees") becomes neither a Director nor an Executive Officer.

10. Conditions on exercise of New Share Acquisition Rights

(1) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

i . When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

ii . When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(2) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(3) The legal heir of the Grantees can exercise only within 6-months after inheriting the new share acquisition right from Grantees.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit..

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the acquisition of New Share Acquisition Rights by assignment

Approval of the Board of Directors is required for the acquisition of new share

acquisition rights by way of assignment.

13. Provisions governing the redemption of New Share Acquisition Rights by the company .

When the Grantee falls under the conditions of 10.(1) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

14. Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering the shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter referred to as "Reorganized Company"), to the Grantees of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4. above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition

rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be the amount of the Exercise Price after the Reorganization as set forth below multiplied by the number of shares subject to such new share acquisition rights. The Exercise Price after the Reorganization shall be one yen (¥1) per share of the Reorganized Company that can be received upon exercise of the new share acquisition rights.

(5) Term during which the new share acquisition rights can be exercised:

To be determined in accordance with item 9. above.

(6) Matters concerning increase in capital and capital reserves in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11. above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of the new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13. above.

(9) Other conditions on the exercise of new share acquisition rights:

To be determined in accordance with 10. above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid as if such exercises were made on April 1, if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2,Marunouchi, Chiyoda-ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation

1-8-11, Harumi, Chuo-ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

July 30, 2007

To whom it may concern:

Sumitomo Corporation
(Code No. 8053; Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, 1st section, and Fukuoka Stock Exchange)
Sumisho Lease Co., Ltd.
Sumisho Auto Leasing Corporation
Sumitomo Mitsui Financial Group, Inc.
(Code No. 8316; Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, 1st section)
SMBC Leasing Company, Limited
SMBC Auto Leasing Company, Limited

Final Agreement concerning Strategic Joint Business in Leasing and Auto Leasing Businesses and Merger Agreement of the Two Businesses

- **Sumitomo Corporation** (hereinafter referred to as "**SC**"; Mr. Susumu Kato, President and CEO);
- **Sumisho Lease Co., Ltd.** (hereinafter referred to as "**Sumisho Lease**"; Mr. Hideki Yamane, President);
- **Sumisho Auto Leasing Corporation** (hereinafter referred to as "**Sumisho Auto Lease**"; Mr. Hironori Kato, President);
- **Sumitomo Mitsui Financial Group, Inc.** (hereinafter referred to as "**SMFG**"; Mr. Teisuke Kitayama, President);
- **SMBC Leasing Company, Limited** (hereinafter referred to as "**SMBC Leasing**"; Mr. Koji Ishida, President); and
- **SMBC Auto Leasing Company, Limited** (hereinafter referred to as "**SMBC Auto Leasing**"; Mr. Sumio Saito, President),

announced that they have reached a final agreement today concerning strategic joint business in leasing and auto leasing businesses, the merger of SMBC Leasing and Sumisho Lease, and the merger of Sumisho Auto Lease and SMBC Auto Leasing, as follows:

1. Strategic Joint Business in Leasing and Auto Leasing Businesses

As set forth in the "Strategic Joint Business in Leasing and Auto Leasing Businesses between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group" dated October 13, 2006, the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group reached a basic agreement to position their leasing and auto leasing businesses as strategic joint business and to jointly aim to establish the best leasing and auto leasing businesses in Japan through the merger of SMBC Leasing and Sumisho Lease, and the merger of Sumisho Auto Lease and SMBC Auto Leasing. Based on the basic agreement, both groups established the "Merger Preparatory Committee" for the leasing and auto leasing businesses respectively, and have discussed both the process towards the merger and the framework of the strategic joint business. Today, both groups concluded the "Basic Agreement Concerning the Joint Business" and the "Merger Agreement" with respect to the two businesses.

The new merged companies will make it a basic policy to provide their customers with value-added products and services by pursuing best practices (such as thorough fairness, transparency, and a merit system), and aim for the early realization thereof. In addition, SC and SMFG will fully cooperate as parent companies, and will render assistance to the fullest extent for the development of both businesses.

2. Summary of the Merger

(1) Merger of the Leasing Companies (Merger of SMBC Leasing and Sumisho Lease)

(i) Objectives of the Merger

- To achieve the highest volume of leases being handled in Japan through diversification of the types of leases being handled, etc., based on the high-quality customer bases of both the Sumitomo Mitsui Financial Group and the Sumitomo Corporation Group.
- To create a high quality leasing company that can respond appropriately to market needs which are becoming increasingly sophisticated, by combining and blending the know-how related to finance of SMBC Leasing as a subsidiary of a bank and the know-how related to products and business distribution of Sumisho Lease as a trading firm's subsidiary, thereby promoting diversification and differentiation of products and providing more value-added products going beyond traditional approaches.

(ii) Outline of the Merger

a. Merger Schedule

Signing of the Merger Agreement:	July 30, 2007 (today)
General shareholders meetings to approve the Merger Agreement:	August 13, 2007 (written resolution)
Expected date of the merger (effective date):	October 1, 2007

The schedule above may be changed upon discussion among the parties if there are unavoidable circumstances with respect to procedural matters.

b. Merger Structure

The merger procedure will be a merger by absorption in which Sumisho Lease will be a surviving company, and SMBC Leasing will be dissolved.

c. Merger Ratio

Company Name	Sumisho Lease	SMBC Leasing
Merger Ratio (common stock)	1	1.4859(*)
Merger Ratio (classified stock)	1	5.7050(*)

(*) Rounded down to the nearest ten-thousandth.

(a) Allotment Ratio of Stocks

52,422,762 shares of common stock of Sumisho Lease will be issued and allocated to SMFG for 31,375,000 shares (30,000,000 shares of common stock and 1,375,000 shares of classified stock) of SMBC Leasing (44,578,289 shares of Sumisho Lease's common stock for SMBC Leasing's common stock and 7,844,473 shares of Sumisho Lease's common stock for SMBC Leasing's classified stock).

(b) Basis for Calculation of the Merger Ratio

In order to ensure the fairness and reasonableness of the merger ratio (hereinafter referred to as the "Merger Ratio"), SMBC Leasing and Sumisho Lease conducted negotiation and discussion based on the analysis of the Merger Ratio provided by each financial advisor, Daiwa Securities SMBC Co. Ltd., appointed by SMBC Leasing, and Nomura Securities Co., Ltd., appointed by Sumisho Lease, respectively.

Provided, however, that in cases where any material changes occur to the terms and conditions on the calculation of the Merger Ratio, the Merger Ratio may be changed after discussion between SMBC Leasing and Sumisho Lease.

(c) Results, Method and Basis of Calculation by Third Party Institutions

Daiwa Securities SMBC Co. Ltd. evaluated the stock value of SMBC Leasing and Sumisho Lease and calculated the Merger Ratio following a comprehensive consideration of the results.

Nomura Securities Co., Ltd. evaluated the stock value of SMBC Leasing and Sumisho Lease and calculated the Merger Ratio following a comprehensive consideration of the results.

(d) Number of New Shares, Etc. to be Issued as a Result of the Merger

Sumisho Lease will issue 52,422,762 shares of its common stock exclusive of treasury stock held immediately preceding the effective date of this merger.

d. Summary of Accounting Treatment

Since the merger of the leasing business companies falls under the category of an acquisition (reverse acquisition) under "Accounting Standard for Business Combinations" ("Opinion Concerning Establishment of Accounting Standard for Business Combinations" (Business Accounting Council; October 31, 2003) and the "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Guidance No. 10, as finally amended on December 22, 2006), SMFG will proceed with this merger by applying the purchase method. The amount and the amortization period, etc. of the goodwill in the consolidated financial statements of SMFG accompanying this merger have not been determined at present.

The merged leasing company is expected to become a consolidated subsidiary of SMFG and an equity-method affiliate company of SC. (Currently, SMBC Leasing is a consolidated subsidiary of SMFG and Sumisho Lease is a consolidated subsidiary of SC.)

e. Shareholder Composition of the Merged Company

SMFG: 55% (a consolidated subsidiary of SMFG)
SC: 45% (an equity-method affiliate company of SC)

f. Trade Name of the Merged Company

Sumitomo Mitsui Finance and Leasing Company, Limited

g. Directors of the Merged Company

- Representative Directors

Chairman of the Board (Co-CEO):	Mr. Tadahiko Mizukami (current Representative Director and Executive Vice President of Sumisho Lease)
President (Co-CEO):	Mr. Koji Ishida (current Representative Director and President of SMBC Leasing)
Deputy President:	Mr. Taizo Ohi (current Representative Director and Deputy President of SMBC Leasing)
Senior Managing Director:	Mr. Minoru Tanaka (current Representative Director and Senior Managing Executive Officer of Sumisho Lease)

- Directors

Senior Managing Director:	Mr. Norihisa Kodera (current Representative Director and Senior Managing Executive Officer of Sumisho Lease)
Senior Managing Director:	Mr. Yasufumi Kitamoto (current Representative Director and Senior Managing Director of SMBC Leasing)
Senior Managing Director:	Mr. Hiromichi Miyauchi (current Representative Director and Senior Managing Director of SMBC Leasing)
Senior Managing Director:	Mr. Takaaki Okamoto (current Representative Director and Senior Managing Director of SMBC Leasing)
Senior Managing Director:	Mr. Takashi Okamoto (current Director and Managing Executive Officer of Sumisho Lease)
Outside Director:	Mr. Takeshi Kunibe (current Director of SMFG and Managing Director of Sumitomo Mitsui Banking Corporation)
Outside Director:	Mr. Noriaki Shimazaki (current Representative Director and Executive Vice President of SC)

Mr. Hideki Yamane, current Representative Director and President of Sumisho Lease, will resign the position on September 30, 2007 and will be designated as Special Advisor of the merged company on October 1, 2007.

h. Corporate Auditors of the Merged Company

Standing Outside Corporate Auditor:	Mr. Toyosaburou Hirano (current Standing Corporate Auditor of SMBC Leasing)
Standing Corporate Auditor:	Mr. Heihachi Ogawa (current Standing Corporate Auditor of SMBC Leasing)

Standing Corporate Auditor:	Mr. Yasuo Nushihara (current Standing Corporate Auditor of Sumisho Lease)
Corporate Auditor:	Mr. Shinichi Hori (current Corporate Auditor of Sumisho Lease)
Outside Corporate Auditor:	Mr. Yukihiko Onishi (current General Manager of Subsidiaries & Affiliates Dept. of SMFG)
Outside Corporate Auditor:	Mr. Masahiro Ishikawa (former Advisor/Corporate Auditor of SC)

(2) Merger of the Auto Leasing Companies (Merger of Sumisho Auto Lease and SMBC Auto Leasing)

(i) Objectives of the Merger

- To win a place in the auto leasing industry that is becoming increasingly competitive and to establish a structure aiming to be ranked number one with respect to the market share based upon the high-quality customer bases of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group, by combining high-value-added services based on Sumisho Auto Lease's value chain and business network of SMBC Auto Leasing.
- To aim to achieve better customer satisfaction by combining and blending the know-how related to products and business distribution of Sumisho Auto Lease as a trading firm's subsidiary and the know-how related to finance of SMBC Auto Leasing as a subsidiary of a bank, thereby pursuing various services.

(ii) Outline of the Merger

a. Merger Schedule

Signing of the Merger Agreement:		July 30, 2007 (today)
General shareholders meetings to approve the Merger Agreement:		
	Sumisho Auto Lease	August 15, 2007
	SMBC Auto Leasing	August 15, 2007 (written resolution)
Expected date of the merger (effective date):		October 1, 2007

SMFG plans to make SMBC Auto Leasing its wholly-owned subsidiary by acquiring all the shares of SMBC Auto Leasing from SMBC Leasing, prior to the merger on October 1, 2007.

The schedule above may be changed upon discussion among the parties if there are unavoidable circumstances with respect to procedural matters.

b. Merger Structure

The merger procedure will be a merger by absorption in which Sumisho Auto Lease will be a surviving company, and SMBC Auto Leasing will be dissolved.

c. Merger Ratio

Company Name	Sumisho Auto Lease	SMBC Auto Leasing
Merger Ratio	· 1	717.8632

(a) Allotment Ratio of Stocks

10,767,948 shares of common stock of Sumisho Auto Lease will be issued and allocated to SMFG for 15,000 shares of common stock of SMBC Auto Leasing.

(b) Basis for Calculation of the Merger Ratio

In order to ensure the fairness and reasonableness of the merger ratio (hereinafter referred to as the "Merger Ratio"), Sumisho Auto Lease and SMBC Auto Leasing conducted negotiation and discussion based on the analysis of the Merger Ratio provided by each financial advisor, Nomura Securities Co., Ltd., appointed by Sumisho Auto Lease, and Daiwa Securities SMBC Co. Ltd., appointed by SMBC Auto Leasing, respectively.

Provided, however, that in cases where any material changes occur to the terms and conditions on the calculation of the Merger Ratio, the Merger Ratio may be changed after discussion between Sumisho Auto Lease and SMBC Auto Leasing.

(c) Results, Method and Basis of Calculation by Third Party Institutions

Nomura Securities Co., Ltd. evaluated the stock value of Sumisho Auto Lease and SMBC Auto Leasing, and calculated the Merger Ratio following a comprehensive consideration of the results.

Daiwa Securities SMBC Co. Ltd. evaluated the stock value of SMBC Auto Leasing and Sumisho Auto Lease, and calculated the Merger Ratio following a comprehensive consideration of the results.

(d) Number of New Shares, Etc. to be Issued as a Result of the Merger

Sumisho Auto Lease will issue 10,767,948 shares of its common stock exclusive of its treasury stock held immediately preceding the effective date of this merger.

d. Summary of Accounting Treatment

SC are preparing its consolidated financial statements on the basis of U.S. GAAP and applying SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" in businesses combinations. SFAS No. 141 requires that all business combinations are accounted for by the purchase method. Under SFAS No. 142, goodwill is not amortized and instead requires annual impairment testing thereof at least annually. Intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment based on fair value at least annually until the remaining life would be determined to no longer be indefinite. The amount of the goodwill, etc. in the consolidated financial statements of SC accompanying this merger has not been determined at present.

The merged auto leasing company is expected to become a consolidated subsidiary of SC and an equity-method affiliate company of SMFG. (Currently, Sumisho Auto Lease is a consolidated subsidiary of SC and SMBC Auto Leasing is a consolidated subsidiary of SMFG.)

e. Shareholder Composition of the Merged Company

SC: 60% (a consolidated subsidiary of SC)
SMFG: 40% (an equity-method affiliate company of SMFG)

f. Trade Name of the Merged Company

Sumitomo Mitsui Auto Service Company, Limited

g. Directors of the Merged Company

- Representative Directors

Chairman of the Board (Co-CEO):	Mr. Katsuyuki Shibabuki (current Representative Director and Chairman of the Board of SMBC Auto Leasing)
President (Co-CEO):	Mr. Hironori Kato (current Representative Director and President & CEO of Sumisho Auto Lease)
Executive Vice President:	Mr. Katsuichi Kobayashi (current Representative Director and Executive Vice President of Sumisho Auto Lease)
Executive Vice President:	Mr. Sumio Saito (current Representative Director and President of SMBC Auto Leasing)

- Directors

Senior Managing Executive Officer:	Mr. Kimio Amemiya (current Representative Director and Senior Managing Director of SMBC Auto Leasing)
Senior Managing Executive Officer:	Mr. Fumiaki Iwase (current Representative Director and Senior Managing Executive Officer of Sumisho Auto Lease)
Senior Managing Executive Officer:	Mr. Hajime Amaki (current Representative Director and Senior Managing Director of SMBC Auto Leasing)
Senior Managing Executive Officer:	Mr. ShiroYamamoto (current Director and Senior Managing Executive Officer of Sumisho Auto Leasing)
Senior Managing Executive Officer:	Mr. Akira Tanabe (current Director and Senior Managing Executive Officer of Sumisho Auto Leasing)
Outside Director:	Mr. Makoto Sato (current Managing Executive Officer of SC)
Outside Director:	Mr. Takeshi Kunibe (current Director of SMFG and Managing Director of Sumitomo Mitsui Banking Corporation)

h. Corporate Auditors of the Merged Company

Standing Corporate Auditor:	Mr. Toru Ozaki (current Corporate Auditor of Sumisho Auto Lease)
Standing Corporate Auditor:	Mr. Toshiyuki Ishida (current Managing Director of SMBC Auto Leasing)
Outside Corporate Auditor:	Mr. Masahiro Ishikawa (former Advisor/Corporate Auditor of SC)
Outside Corporate Auditor:	Mr. Seiji Ogawa (current General Manager of Strategy Planning & Domestic Market Department of SC)

Outside Corporate Auditor:	Mr. Yukihiko Onishi (current General Manager of Subsidiaries & Affiliates Dept. of SMFG)

The procedures described above will be conducted subject to the approvals of the relevant authorities, etc. under applicable laws and regulations.

3. Business Forecast

(1) SC:
The business forecast for the fiscal year ended March 2008 is not revised as a result of this transaction.

(2) SMFG:
The business forecast for the fiscal year ended March 2008 is not revised as a result of this transaction.

4. Corporate Profile of the Four Companies Relating to the Merger (Fiscal Year Ended March 2007)

(1) Leasing Business

(i) Company Name	SMBC Leasing Company, Limited	Sumisho Lease Co., Ltd.
(ii) Description of Business	General leasing business	General leasing business
(iii) Date of Incorporation	September 2, 1968	January 12, 1948
(iv) Location of Head Office	9-4, Nishi-Shinbashi 3-chome, Minato-ku, Tokyo	5-33, Kitahama 4-chome, Chuo-ku, Osaka
(v) Representative	Koji Ishida, President	Hideki Yamane, President
(vi) Capital	82,600 million Yen (Non-consolidated)	14,760 million Yen (Consolidated)
(vii) Total Number of Issued Shares	Common Stock 30,000 thousand shares Preferred Stock 1,375 thousand shares	Common Stock 43,396 thousand shares
(viii) Net Assets	195,048 million Yen (Non-consolidated)	144,903 million Yen (Consolidated)
(ix) Total Assets	1,817,510 million Yen (Non-consolidated)	1,492,420 million Yen (Consolidated)
(x) Fiscal Year End	March 31	March 31
(xi) Number of Employees	916 (Non-consolidated)	937 (Consolidated)

(xii) Main Customer	Foreign and domestic private companies, etc.	Foreign and domestic private companies, etc.
(xiii) Principal Shareholders and Voting Right Ratio (As of July 30, 2007)	SMFG 100%	SC 100%
(xiv) Main Bank	Sumitomo Mitsui Banking Corporation	The Sumitomo Trust and Banking Co., Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(xv) Relationship between the Parties of the Merger	Capital Ties	There are no capital ties between the parties of the merger.
	Personnel Relationships	There are no personnel relationships between the parties of the merger.
	Business Relationships	There are no business relationships in particular between the parties of the merger.

(2) Auto Leasing Business

(i) Company Name	Sumisho Auto Leasing Corporation	SMBC Auto Leasing Company, Limited
(ii) Description of Business	Leasing business of various vehicles	Leasing business of various vehicles
(iii) Date of Incorporation	February 21, 1981	January 6, 1995
(iv) Location of Head Office	20-2, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo	13-12, Nihonbashi Kayaba-cho 1-chome, Chuo-ku, Tokyo
(v) Representative	Hironori Kato, President	Sumio Saito, President
(vi) Capital	2,750 million Yen (Consolidated)	4,200 million Yen (Non-consolidated)
(vii) Total Number of Issued Shares	Common Stock 19,415 thousand shares	Common Stock 15 thousand shares
(viii) Net Assets	40,097 million Yen (Consolidated)	17,069 million Yen (Non-consolidated)
(ix) Total Assets	184,728 million Yen (Consolidated)	276,812 million Yen (Non-consolidated)
(x) Fiscal Year End	March 31	March 31

(xi) Number of Employees	664 (Consolidated)	553 (Non-consolidated)
(xii) Main Customer	Foreign and domestic private companies, etc.	Foreign and domestic private companies, etc.
(xiii) Principal Shareholders and Voting Right Ratio (As of July 30, 2007)	SC 100%	SMBC Leasing 100%
(xiv) Main Bank	The Sumitomo Trust and Banking Co., Ltd.	Sumitomo Mitsui Banking Corporation

(xv) Relationship between the Parties of the Merger	Capital Ties	There are no capital ties between the parties of the merger.
	Personnel Relationships	There are no personnel relationships between the parties of the merger.
	Business Relationship	There are no business relationships in particular between the parties of the merger.

(xvi) Business Results for the Latest Three Fiscal Years (Unit: Millions of Yen, except for per share data)

	Sumisho Lease (Consolidated)		
Fiscal Year Ended	March 2005	March 2006	March 2007
Net Sales	430,872	450,482	461,313
Operating Income	21,861	25,731	29,080
Ordinary Income	24,714	28,363	31,126
Net Income	15,158	17,080	20,017
Net Income per Share	349.03 Yen	393.35 Yen	462.63 Yen
Annual Cash Dividends per Share	30.00 Yen	40.00 Yen	25.00 Yen
Net Assets per Share	2,072.10 Yen	2,727.32 Yen	3,187.04 Yen

	SMBC Leasing (Non-Consolidated)		
Fiscal Year Ended	March 2005	March 2006	March 2007
Net Sales	589,179	619,749	630,072
Operating Income	28,028	32,240	31,517
Ordinary Income	20,177	26,729	29,627
Net Income	12,476	17,560	17,952
Net Income per Share	527.73 Yen	546.84 Yen	559.92 Yen
Annual Cash Dividends per Share	45.00 Yen	78.00 Yen	81.00 Yen
Net Assets per Share	3,475.82 Yen	4,157.31 Yen	4,668.29 Yen

	Sumisho Auto Lease (Consolidated)		
Fiscal Year Ended	March 2005	March 2006	March 2007
Net Sales	97,010	99,238	102,035
Operating Income	10,025	8,244	9,012
Ordinary Income	10,039	8,341	9,044
Net Income	5,696	5,021	5,141
Net Income per Share	291.56 Yen	257.15 Yen	264.82 Yen
Annual Cash Dividends per Share	26.00 Yen	26.00 Yen	76.00 Yen
Net Assets per Share	1,582.99 Yen	1,819.18 Yen	2,041.73 Yen

	SMBC Auto Leasing (Non-Consolidated)		
Fiscal Year Ended	March 2005	March 2006	March 2007
Net Sales	105,558	116,771	131,110
Operating Income	3,486	3,656	4,635
Ordinary Income	3,463	3,642	4,716
Net Income	1,539	1,795	3,391
Net Income per Share	131,943.66 Yen	119,682.13 Yen	226,111.18 Yen
Annual Cash Dividends per Share: Common Stock	33,334.00 Yen	33,334.00 Yen	67,800.00 Yen
Net Assets per Share	853,790.53 Yen	943,114.03 Yen	1,137,933.74 Yen

5. Corporate Profile After the Merger

(1) Leasing Business

(i)	Company Name	Sumitomo Mitsui Finance and Leasing Company, Limited
(ii)	Description of Business	General leasing business, Loan business
(iii)	Location of Head Office	9-4, Nishi-Shinbashi 3-chome, Minato-ku, Tokyo
(iv)	Representative	Koji Ishida, Representative Director and President
(v)	Capital	15,000 million Yen (Amount of capital increased due to the merger: 239 million Yen)
(vi)	Total Assets	3,309,930 million Yen (Total amount of total assets of SMBC Leasing (non-consolidated) and Sumisho Lease (consolidated) as of March 31, 2007)
(vii)	Fiscal Year End	March 31

(2) Auto Leasing Business

(i)	Company Name	Sumitomo Mitsui Auto Service Company, Limited
(ii)	Description of Business	Leasing business of various vehicles
(iii)	Location of Head Office	20-2, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo

(iv)	Representative	Hironori Kato, Representative Director and President
(v)	Capital	6,950 million Yen (Amount of capital increased due to the merger: 4,200 million Yen)
(vi)	Total Assets	461,540 million Yen (Total amount of total assets of Sumisho Auto Lease (consolidated) and SMBC Auto Leasing (non-consolidated) as of March 31, 2007)
(vii)	Fiscal Year End	March 31

(Contacts for inquiries about this matter)

Sumitomo Corporation Public Relations Department	Mr. Iba	TEL: 03-5166-3089
Sumisho Lease Co., Ltd. Business Planning Department	Mr. Matsubayashi	TEL: 03-3515-1906
Sumisho Auto Leasing Corporation Operation Department	Mr. Iwasaki	TEL: 03-5358-6295
Sumitomo Mitsui Financial Group, Inc. Public Relations Department	Mr. Naito	TEL: 03-5512-2672
SMBC Leasing Company, Limited Planning Department	Mr. Hiratoko	TEL: 03-5404-2301
SMBC Auto Leasing Company, Limited Management Planning Department	Mr. Hayashi	TEL: 03-3660-8200

End of Document

This press release contains information about future business prospects, etc. Please note that the information provided in this press release is based on the predictions of the management of the parties at the time of this press release and involves risks and uncertainties. The actual results may differ from what is disclosed here, subject to changes in business environment, etc. Furthermore, this press release is not made for the purpose of solicitation of any kind, domestic or foreign.

For Immediate Release

July 31, 2007

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces the Exercise Price of Stock Options

Sumitomo Corporation (the "Company") hereby announces the Exercise Price of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company pursuant under Articles 236, 238 and 240 of the Company Law of Japan.

1. Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights.

The Exercise Price shall be JPY 2,415.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.
In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

END